CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	April 2, 2023	January 1, 2023
Current assets:
Cash and cash equivalents	$73,837	$150,417
Trade accounts receivable (note 4)	399,123	248,785
Inventories (note 5)	1,314,769	1,225,940
Prepaid expenses, deposits and other current assets	102,420	101,810
Total current assets	1,890,149	1,726,952
Non-current assets:
Property, plant and equipment	1,143,319	1,115,169
Right-of-use assets	78,916	77,958
Intangible assets	227,319	229,951
Goodwill	271,677	271,677
Deferred income taxes	8,611	16,000
Other non-current assets	9,148	2,507
Total non-current assets	1,738,990	1,713,262
Total assets	$3,629,139	$3,440,214
Current liabilities:
Accounts payable and accrued liabilities	$408,377	$471,208
Income taxes payable	6,871	6,637
Current portion of lease obligations (note 8(d))	15,405	13,828
Dividends payable	33,601	—
Current portion of long-term debt (note 6)	150,000	150,000
Total current liabilities	614,254	641,673
Non-current liabilities:
Long-term debt (note 6)	980,000	780,000
Lease obligations (note 8(d))	82,101	80,162
Other non-current liabilities	52,846	56,217
Total non-current liabilities	1,114,947	916,379
Total liabilities	1,729,201	1,558,052
Equity:
Share capital	220,987	202,329
Contributed surplus	59,139	79,489
Retained earnings	1,604,657	1,590,499
Accumulated other comprehensive income (note 10)	15,155	9,845
Total equity attributable to shareholders of the Company	1,899,938	1,882,162
Total liabilities and equity	$3,629,139	$3,440,214
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2023 35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	April 2, 2023	April 3, 2022
Net sales (note 14)	$702,863	$774,871
Cost of sales (note 8(e))	515,200	534,438
Gross profit	187,663	240,433
Selling, general and administrative expenses(1)	81,845	81,009
Gain on sale and leaseback (note 8(f))	(25,010)	—
Restructuring and acquisition-related costs (recovery) (note 7)	2,835	(2,794)
Operating income	127,993	162,218
Financial expenses, net (note 8(b))	16,952	7,014
Earnings before income taxes	111,041	155,204
Income tax expense	13,424	8,841
Net earnings	97,617	146,363
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	5,310	23,186
Comprehensive income	$102,927	$169,549
Earnings per share (note 11):
Basic	$0.54	$0.77
Diluted	$0.54	$0.77
(1) The Company recasted comparative figures to conform to the current period's presentation by grouping Impairment (reversal of impairment) of trade accounts receivable in Selling, general and administrative expenses. Refer to note 4 for the Q1 2023 reversal of impairment of trade accounts receivable.

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2023 36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended April 2, 2023 and April 3, 2022
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	7,994	—	—	7,994
Shares issued under employee share purchase plan	12	360	—	—	—	360
Shares issued pursuant to exercise of stock options	193	5,549	(750)	—	—	4,799
Shares issued or distributed pursuant to vesting of restricted share units	648	14,429	(29,669)	—	—	(15,240)
Shares repurchased for cancellation	(1,000)	(1,130)	—	—	(30,888)	(32,018)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	—	—	(33,566)	(33,566)
Transactions with shareholders of the Company recognized directly in equity	(795)	18,658	(20,350)	—	(83,459)	(85,151)
Cash flow hedges (note 10)	—	—	—	5,310	—	5,310
Net earnings	—	—	—	—	97,617	97,617
Comprehensive income	—	—	—	5,310	97,617	102,927
Balance, April 2, 2023	178,914	$220,987	$59,139	$15,155	$1,604,657	$1,899,938
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405
Share-based compensation	—	—	7,387	—	—	7,387
Shares issued under employee share purchase plan	9	331	—	—	—	331
Shares issued pursuant to exercise of stock options	43	1,343	(327)	—	—	1,016
Shares issued or distributed pursuant to vesting of restricted share units	150	4,255	(8,319)	—	—	(4,064)
Shares repurchased for cancellation	(5,135)	(5,133)	—	—	(196,104)	(201,237)
Share repurchases for settlement of non-Treasury RSUs	(148)	(116)	—	—	(5,593)	(5,709)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,110	—	—	2,110
Dividends declared	—	—	—	—	(31,451)	(31,451)
Transactions with shareholders of the Company recognized directly in equity	(5,081)	680	851	—	(233,148)	(231,617)
Cash flow hedges (note 10)	—	—	—	23,186	—	23,186
Net earnings	—	—	—	—	146,363	146,363
Comprehensive income	—	—	—	23,186	146,363	169,549
Balance, April 3, 2022	187,186	$192,412	$58,979	$87,995	$1,517,951	$1,857,337
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2023 37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	April 2, 2023	April 3, 2022
Cash flows from (used in) operating activities:
Net earnings	$97,617	$146,363
Adjustments for:
Depreciation and amortization (note 8(a))	27,936	33,456
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	5,817	1,279
(Gain) Loss on disposal of property, plant and equipment, including insurance recoveries	(25,033)	(2,365)
Share-based compensation	8,030	7,420
Deferred income taxes	7,394	4,000
Other (note 12(a))	(10,589)	(5,307)
Changes in non-cash working capital balances (note 12(c))	(290,589)	(236,311)
Cash flows from (used in) operating activities	(179,417)	(51,465)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(72,957)	(32,081)
Purchase of intangible assets	(899)	(1,909)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	51,021	(2)
Cash flows from (used in) investing activities	(22,835)	(33,992)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facility	200,000	245,000
Payment of lease obligations	(12,995)	(4,632)
Proceeds from the issuance of shares	5,123	1,314
Repurchase and cancellation of shares	(32,018)	(204,653)
Share repurchases for settlement of non-Treasury RSUs	(19,555)	(5,709)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(15,240)	(4,064)
Cash flows from (used in) financing activities	125,315	27,256

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	357	530
(Decrease) Increase in cash and cash equivalents during the period	(76,580)	(57,671)
Cash and cash equivalents, beginning of period	150,417	179,246
Cash and cash equivalents, end of period	$73,837	$121,575

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$14,259	$6,110
Income taxes, net of refunds	6,095	1,577
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2023 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended April 2, 2023
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three months ended April 2, 2023 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2022 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 2, 2023 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 3, 2023.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

QUARTERLY REPORT - Q1 2023 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (CONTINUED):
(d) Initial application of new accounting standards and interpretations in the reporting period:
On January 2, 2023, the Company adopted the following new or amended accounting standards:
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company will update accounting policy information disclosures in our annual consolidated financial statements for the year ended December 31, 2023.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The amendment of IAS 8 had no impact on the Company’s consolidated financial statements.

Amendments to IAS 12, Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
On May 7, 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The amendment of IAS 12 did not have a material impact on the Company’s consolidated financial statements. The changes will be reflected in our Income taxes note disclosure to the annual consolidated financial statements for the year ended December 31, 2023.

QUARTERLY REPORT - Q1 2023 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

4. TRADE ACCOUNTS RECEIVABLE:

	April 2, 2023	January 1, 2023
Trade accounts receivable	$411,854	$264,179
Allowance for expected credit losses	(12,731)	(15,394)
	$399,123	$248,785

As at April 2, 2023, trade accounts receivables being serviced under a receivables purchase agreement amounted to $218.0 million (January 1, 2023 - $228.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $300 million of accounts receivables at any one time, expires on June 19, 2023, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $4.1 million (2022 - $0.4 million) for the three months ended April 2, 2023, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended
	April 2, 2023	April 3, 2022
Allowance for expected credit losses, beginning of period	$(15,394)	$(13,704)
Reversal of impairment (Impairment) of trade accounts receivable	2,269	(496)
Write-off (Recoveries) of trade accounts receivable	394	(115)
Allowance for expected credit losses, end of period	$(12,731)	$(14,315)

QUARTERLY REPORT - Q1 2023 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	April 2, 2023	January 1, 2023
Raw materials and spare parts inventories	$228,453	$251,700
Work in progress	80,734	77,726
Finished goods	1,005,582	896,514
	$1,314,769	$1,225,940

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		April 2, 2023	January 1, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	5.8%	$530,000	$330,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.6%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted LIBOR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$980,000	$780,000
Current portion of long-term debt
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(5)	2.7%	100,000	100,000	August 2023
Notes payable, interest at Adjusted LIBOR plus a spread of 1.53%, payable quarterly(5)(6)	2.7%	50,000	50,000	August 2023
		$150,000	$150,000
Long-term debt		$1,130,000	$930,000
(1)Represents the annualized effective interest rate for the three months ended April 2, 2023, including the cash impact of interest rate swaps, where applicable.
(2)SOFR advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $38.2 million (January 1, 2023 - $43.9 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6)Adjusted LIBOR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.53%.

On March 25, 2022, the Company amended and extended its unsecured revolving long-term bank credit facility of $1 billion to March 2027. As part of the amendment, LIBOR references were replaced with Term Secured Overnight Financing Rate (‘‘Term SOFR’’) and the revolving facility includes a sustainability-linked loan ("SLL") structure, whereby its applicable margins are adjusted upon achievement of certain sustainability targets, which commenced in 2023.

QUARTERLY REPORT - Q1 2023 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT (continued):

On March 25, 2022, the Company amended its $300 million term loan to replace LIBOR references by Term SOFR references.

On June 30, 2022, the Company amended its notes purchase agreement to include LIBOR fallback provisions to replace LIBOR with adjusted term SOFR, adjusted daily simple SOFR or any relevant alternate rate selected by the note holders and the Company upon a benchmark transition event or early opt-in election.

The Company applied the IFRS 9 interest rate benchmark reform practical expedient for amendments required by the interest rate reform to the revolving-long term bank credit facility, term loan and related interest rate swap agreements. The Company and its counterparties under interest rate swap agreements are in the process of negotiating the substitution of reference rates in such agreements.

The Company was in compliance with all financial covenants at April 2, 2023 and expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERY):

	Three months ended
	April 2, 2023	April 3, 2022
Employee termination and benefit costs	$507	$584
Exit, relocation and other costs	2,711	394
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	(383)	(3,877)
Acquisition-related transaction costs	—	105
	$2,835	$(2,794)

Restructuring and acquisition-related costs for the three months ended April 2, 2023 mainly related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility. Restructuring and acquisition-related recovery for the three months ended April 3, 2022 mainly related to a gain on the sale of a former manufacturing facility in Mexico.

QUARTERLY REPORT - Q1 2023 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended
	April 2, 2023	April 3, 2022
Depreciation of property, plant and equipment	$24,605	$25,502
Depreciation of right-of-use assets	3,259	3,948
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(3,402)	(838)
Amortization of intangible assets, excluding computer software	2,101	3,444
Amortization of computer software	1,373	1,400
Depreciation and amortization included in net earnings	$27,936	$33,456

Included in property, plant and equipment as at April 2, 2023 is $174.2 million (January 1, 2023 - $172.8 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at April 2, 2023 is $2.3 million (January 1, 2023 - $4.4 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at April 2, 2023, the Company has approximately $180.5 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

(b) Financial expenses, net:

	Three months ended
	April 2, 2023	April 3, 2022
Interest expense on financial liabilities recorded at amortized cost(1)	$11,406	$3,775
Bank and other financial charges	5,276	1,787
Interest accretion on discounted lease obligations	703	788
Interest accretion on discounted provisions	52	51
Foreign exchange (gain) loss	(485)	613
	$16,952	$7,014
(1) Net of capitalized borrowing costs of $1.0 million (2022 - $0.3 million) for the three months ended April 2, 2023.

(c) Related party transaction:
The Company incurred expenses for aircraft usage of $0.2 million (2022 - $0.9 million) for three months ended April 2, 2023, with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at April 2, 2023, the amount in accounts payable and accrued liabilities related to the airplane usage was $0.2 million (January 1, 2023 - $0.1 million).

As at April 2, 2023, the Company has a commitment of $1.2 million under this agreement, which relates to minimum usage fees for the remainder of fiscal 2023.

QUARTERLY REPORT - Q1 2023 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	April 2, 2023	January 1, 2023
Current	$15,405	$13,828
Non-current	82,101	80,162
	$97,506	$93,990

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at April 2, 2023:

April 2, 2023
Less than one year	$20,031
One to five years	60,553
More than five years	37,123
$117,707

For the three months ended April 2, 2023, the total cash outflow for recognized lease obligations (including interest) was $13.7 million (2022 - $5.4 million), of which $13.0 million (2022 - $4.6 million), was included as part of cash outflows used in financing activities. The increase in cash outflow is largely due to the termination of a lease related to a previously closed yarn spinning facility.

(e) Cost of sales:
Included in cost of sales for the three months ended April 2, 2023 are the following items:
•Net insurance gains of $3.3 million, related to the two hurricanes which occurred in Central America in November 2020. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

Since November 2020, the Company has recognized $251.1 million of accrued insurance recoveries, all of which has been received as an advance ($50.0 million in Q4 2020, $50.0 million in Q1 2021, $50.0 million in Q2 2021, $50.0 million in Q3 2021, $35.3 million in Q4 2022 and $15.8 million in Q1 2023).

The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. Refer to note 15 for additional details.

Included in cost of sales for the three months ended April 3, 2022 are the following items:
•Net insurance gains of $0.3 million for the three months ended April 3, 2022, related to the two hurricanes which occurred in Central America in November 2020. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

•A gain of $1.0 million related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line stock-keeping unit (SKU) counts.

QUARTERLY REPORT - Q1 2023 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(f) Sale and leaseback
During the three months ended April 2, 2023, the Company entered into an agreement to sell and leaseback one of its distribution centers located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution center, were recognized in the Consolidated Statement of Cash Flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	April 2, 2023	January 1, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$73,837	$150,417
Trade accounts receivable	399,123	248,785
Financial assets included in prepaid expenses, deposits and other current assets	52,459	48,274
Long-term non-trade receivables included in other non-current assets	47	118
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	20,599	23,765
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	400,952	462,496
Long-term debt - bearing interest at variable rates	930,000	730,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	7,425	8,712
(1) Accounts payable and accrued liabilities include $10.8 million (January 1, 2023 - $26.9 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $50.7 million (January 1, 2023 - $35.7 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $197.5 million as at April 2, 2023 (January 1, 2023 - $197.1 million).

QUARTERLY REPORT - Q1 2023 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at April 2, 2023, the notional amount of TRS outstanding was 362,608 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2023 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	April 2, 2023	April 3, 2022
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(2,178)	$2,116
Commodity price risk	5,225	44,958
Interest rate risk	(2,763)	10,834
Income taxes	22	(21)
Amounts reclassified from OCI to inventory, related to commodity price risk	2,848	(32,589)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	540	(1,739)
Cost of sales	(55)	—
Selling, general and administrative expenses	770	14
Financial expenses, net	923	(408)
Income taxes	(22)	21
Other comprehensive income (loss)	$5,310	$23,186

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended April 2, 2023. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended April 2, 2023. No ineffectiveness has been recognized in net earnings for the three months ended April 2, 2023.

As at April 2, 2023, accumulated other comprehensive income of $15.2 million consisted of net deferred gains on commodity forward, option, and swap contracts of $4.0 million, net deferred gains on interest rate swap contracts of $13.3 million, and net deferred losses on forward foreign exchange contracts of $2.1 million. Approximately $9.3 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q1 2023 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	April 2, 2023	April 3, 2022
Net earnings - basic and diluted	$97,617	$146,363
Basic earnings per share:
Basic weighted average number of common shares outstanding	179,543	189,344
Basic earnings per share	$0.54	$0.77
Diluted earnings per share:
Basic weighted average number of common shares outstanding	179,543	189,344
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	300	870
Diluted weighted average number of common shares outstanding	179,843	190,214
Diluted earnings per share	$0.54	$0.77

Excluded from the above calculation for the three months ended April 2, 2023 are 1,132,737 stock options (2022 - nil) and 25,614 Treasury RSUs (2022 - nil) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended
	April 2, 2023	April 3, 2022
Unrealized net loss (gain) on foreign exchange and financial derivatives	$(100)	$(265)
Non-cash restructuring (gains) costs related to property, plant and equipment, right-of-use assets, and computer software (note 7)	(383)	(3,877)
Other non-current assets	(6,641)	286
Other non-current liabilities	(3,465)	(1,451)
	$(10,589)	$(5,307)

QUARTERLY REPORT - Q1 2023 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended
	April 2, 2023	April 3, 2022
Dividends payable	$33,566	$31,451
Shares repurchased for cancellation included in accounts payable and accrued liabilities	—	(3,416)
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(7,171)	6,188
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	—	(2)
Additions to right-of-use assets included in lease obligations	4,185	1,288
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	15,179	4,582
Deferred compensation credited to contributed surplus	(2,075)	(2,110)

(c) Changes in non-cash working capital balances:

	Three months ended
	April 2, 2023	April 3, 2022
Trade accounts receivable	$(149,307)	$(130,348)
Income taxes	271	3,265
Inventories	(85,427)	(114,316)
Prepaid expenses, deposits and other current assets	(3,790)	5,930
Accounts payable and accrued liabilities	(52,336)	(842)
	$(290,589)	$(236,311)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q1 2023 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended
	April 2, 2023	April 3, 2022
Activewear	$587,800	$667,260
Hosiery and underwear	115,063	107,611
	$702,863	$774,871

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	April 2, 2023	April 3, 2022
United States	$625,056	$681,820
Canada	25,671	30,194
International	52,136	62,857
	$702,863	$774,871

15. EVENTS AFTER THE REPORTING PERIOD:

Subsequent to the end of the quarter, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020. The Company expects to receive a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims, which is expected to be recognized as a gain in the Company’s consolidated statement of earnings and comprehensive income in the second quarter of 2023.

QUARTERLY REPORT - Q1 2023 51